EXHIBIT 12.2
SAN DIEGO GAS & ELECTRIC COMPANY
COMPUTATION OF RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS
(Dollars in millions)

						March 31,
	2008	2009	2010	2011	2012	2013
Fixed Charges and Preferred Stock Dividends:
Interest	$ 107	$ 118	$ 153	$ 193	$ 220	$ 57
Interest portion of annual rentals	1	1	1	1	1	-
Total fixed charges	108	119	154	194	221	57
Preferred stock dividends (1)	7	7	7	7	7	2
Combined fixed charges and preferred stock dividends for purpose of ratio	$ 115	$ 126	$ 161	$ 201	$ 228	$ 59
Earnings:
Pretax income from continuing operations	$ 451	$ 550	$ 531	$ 692	$ 705	$ 132
Total fixed charges (from above)	108	119	154	194	221	57
Less: Interest capitalized	13	4	1	1	-	-
Total earnings for purpose of ratio	$ 546	$ 665	$ 684	$ 885	$ 926	$ 189
Ratio of earnings to combined fixed charges and preferred stock dividends	4.75	5.28	4.25	4.40	4.06	3.20

Ratio of earnings to fixed charges	5.06	5.59	4.44	4.56	4.19	3.32

(1)	In computing this ratio, “Preferred stock dividends” represents the before-tax earnings necessary to pay such dividends, computed at the effective tax rates for the applicable periods.